

November 17, 2011

<u>Via E-mail</u>
Paul R. Garcia
Chairman of the Board of Directors and Chief Executive Officer
Global Payments Inc.
10 Glenlake Parkway
North Tower
Atlanta, Georgia 30328-3473

> **Re:** **Global Payments Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2011**
> **Filed July 25, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed August 18, 2011**
> **File No. 001-16111**

Dear Mr. Garcia:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brigitte Lippmann   for

Mara L. Ransom
Assistant Director

cc: Daniel C. O'Keefe